[Robocom Letterhead]

August 3, 2005

Mr. Craig D. Wilson
US Securities and Exchange Commission
Washington, D.C. 20549

RE:  Robocom Systems Internatonal Inc.
         Form 10-KSB
         Filed August 23, 2004
         File No. 000-22735

Dear Mr. Wilson,

We have reviewed your comments on our Form 10-KSB for the year ended May 31, 2004, in your letter dated July 18, 2005, and respond to each comment as follows:

      1. Paragraph 7 of SOP 97-2 states that if an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement should be accounted for using contract accounting.

            The basic RIMS software is sold as a standard, off-the-shelf system. This system is highly configurable and modifications to the system can be made to accommodate customer requirements. These modifications are not required to operate the system and are the preference of the end user.

            We offer a menu of services that can be requested at the time of the original contract, or that may be ordered on a stand-alone basis. Our implementation services, such as training, installation and consulting, are completed within a short period of time, such as one to two weeks. Revenues associated with the sale of these services are recognized upon completion of these services.

      2. We sell third party software and hardware products. The revenues for these sales are recorded gross as a principal in accordance with each of the factors listed in paragraphs 7 through 17 of EITF 99-19 based on the following factors:


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Securities and Exchange Commission
June 1, 2005

      7. We are responsible for providing the product or service to the customer.

      8. We purchase third party products from vendors and take title to such products prior to delivery to the end user. We also take title to any products returned by customers and have no formal right of return policies with our vendors.

      9. We have complete discretion, within economic constraints, in establishing the price charged to our customers.

      10. We are responsible for installing third party products and configuring devices to work in conjunction with our RIMS product.

      11. We purchase third party products from a variety of different suppliers.

      12. We may perform a facility analysis for the customer to determine the amount of third party products required to operate the RIMS system at the customer's location. We also include in our standard contract the system requirements to run RIMS.

      13.   We take title and assume the risk of loss for third party products.

      14. We have credit risk for the third party products. Our customers have standard 30-day payment terms on all purchases, regardless of our terms with suppliers.

      15.   We are the primary obligor in the arrangement, not the supplier.

      16. The amount we earn from the sale of third party products is not fixed.

      17.   We retain all the credit risks of each sale.

Based on our review of your comments, we believe our accounting policies are in compliance with GAAP and we are not required to amend our Form 10-KSB for the year ended May 31, 2004.

We acknowledge that we are responsible for the adequacy and accuracy of our disclosures and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any comments or concerns about our responses, you may contact the undersigned at (516) 795-5100, extension 221 or Kathleen Poulos at (516) 795-5100, extension 287.

Thank you,


/s/ Irwin Balaban
-----------------
Irwin Balaban
President and
Chief Executive Officer


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